EXHIBIT 99.1

O2Micro Reports Fourth Quarter and Fiscal 2016 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 25, 2017 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q4 of 2016 was profitable.

  Significant design wins have translated to increasing revenue.

  Gross margins improved 1.5% sequentially.

  We remain optimistic about our growth drivers, including products for the TV backlighting market and battery management products for power tools.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter and fiscal year 2016, ending December 31, 2016.

Financial Highlights for the Fourth Quarter ending December 31, 2016:
O2Micro International Limited reported Q4 2016 revenue of $15.9 million. Revenue was up 10.1 % sequentially and up 18.9% from the comparable year-ago quarter. The gross margin in the fourth quarter of 2016 was 54.1%. The gross margin was up from 52.6% in the prior quarter and up from 50.4% in the fourth quarter of 2015. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the fourth quarter of 2016, the company recorded total GAAP operating expenses of $9.0 million, compared to $8.7 million in the third quarter of 2016 and $11.3 million in the year-ago Q4 period. The respective GAAP operating margins for the fourth quarter of 2016, the third quarter of 2016, and fourth quarter of 2015 were (2.4%), (7.6%), and (34.1%).

GAAP net income was $12,000 in Q4 2016. This compares to a GAAP net income of $1.3 million in the third quarter of 2016 and a GAAP net loss of $12.8 million in Q4 2015. GAAP net income per fully diluted ADS was $0.00 in Q4 2016. This compares to a GAAP net income per fully diluted ADS of $0.05 in Q3 2016 and a GAAP net loss per fully diluted ADS of $0.50 in Q4 2015.

Financial Highlights for the Twelve Months ending December 31, 2016:

O2 Micro International Limited produced revenue of $56.6 million in 2016. Revenue was up by 3.1% from 2015 when the company reported revenue of $54.8 million. The gross margin in 2016 was 51.7%, compared to 50.5% in 2015. GAAP operating expenses totaled $35.1 million and $42.1 million in 2016 and 2015, respectively. The GAAP operating loss was $5.9 million in 2016 compared to a GAAP operating loss of $14.4 million in 2015. The corresponding GAAP operating margins were (10.4%) and (26.3%) in 2016 and 2015, respectively.  GAAP net loss in 2016 was $3 million, compared to a GAAP net loss of $21.1 million in 2015. The corresponding GAAP net loss per fully diluted ADS was $0.12 in 2016, compared to a GAAP net loss per fully diluted ADS of $0.81 in 2015.

Supplementary Data:

The company ended the fourth quarter of 2016 with $52.9 million in unrestricted cash and short-term investments or $2.07 per outstanding ADS. The accounts receivable balance was $7.2 million and represented 39 days sales outstanding at the end of Q4 2016. Inventory was $9.3 million or 110 days and turned over 3.3 times during Q4 2016. As of December 31, 2016, the company had $61.9 million in working capital and the book value was $80.8 million, or $3.16 per outstanding ADS. As of December 31, 2016, O2Micro International Limited counted 363 employees, including 202 engineers.

Management Commentary:
“Fourth quarter 2016 financial results were within the range of the improved guidance that we provided on January 4th as we continue to focus on our business objectives,” said Sterling Du, O2Micro’s Chairman and CEO. “Our Q1 2017 revenue guidance reflects design ramp ups and seasonality expectations along with Inventory related corrections. Our high potential growth drivers for the consumer and industrial end markets will continue to be in Television/Monitor backlighting, power tools, household appliances, LED lighting, and smartphones. Our customers have responded favorably to our product lines and we expect these products will lead us back to profitability and long term shareholder value.”

Conference Call:
O2Micro will hold its fourth quarter conference call today, January 25, 2017, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference ID 6057192
In the US and CANADA: 800-768-6544
INTERNATIONAL participants: 785-830-7990
Conference ID 6057192

A replay of the call will be available by phone for one week by visiting https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTY0NzE2OTQmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)	(audited)

NET SALES	$15,909	$13,379	$56,561	$54,841

COST OF SALES	7,302	6,636	27,317	27,145

GROSS PROFIT	8,607	6,743	29,244	27,696

OPERATING EXPENSES
Research and development (1)	4,118	5,487	15,645	18,493
Selling, general and administrative (1)	4,866	5,814	19,481	23,632
Litigation income	-	-	(23)	-
Total Operating Expenses	8,984	11,301	35,103	42,125

LOSS FROM OPERATIONS	(377)	(4,558)	(5,859)	(14,429)

NON-OPERATING INCOME
Interest income	77	106	301	681
Foreign exchange gain – net	367	39	63	730
Impairment loss on long-term investments	-	(4,953)	-	(4,953)
Gain on sale of real estate	-	-	1,725	767
Gain on sale of long-term investments	-	-	936	8
Other – net	283	394	906	741
Total Non-operating Income (Loss)	727	(4,414)	3,931	(2,026)

INCOME (LOSS) BEFORE INCOME TAX	350	(8,972)	(1,928)	(16,455)

INCOME TAX EXPENSE	338	3,825	1,058	4,640

NET INCOME (LOSS)	12	(12,797)	(2,986)	(21,095)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(905)	(192)	(397)	(1,945)
Unrealized loss on available-for-sale securities	-	-	1	-
Unrealized pension (loss) gain	(14)	(4)	(13)	1
Total Other Comprehensive Loss	(919)	(196)	(409)	(1,944)

COMPREHENSIVE LOSS	$(907)	$(12,993)	$(3,395)	$(23,039)

EARNINGS (LOSS) PER ADS
Basic	$-	$(0.50)	$(0.12)	$(0.81)
Diluted	$-	$(0.50)	$(0.12)	$(0.81)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	25,592	25,627	25,643	26,029
Diluted (in thousands)	26,050	25,627	25,643	26,029

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$52	$76	$231	$322
Selling, general and administrative	$320	$388	$1,375	$1,590

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2016	2015
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$31,332	$41,199
Restricted cash	32	31
Short-term investments	21,532	11,233
Accounts receivable – net	7,205	5,197
Inventories	9,275	9,662
Prepaid expenses and other current assets	1,106	1,100
Assets held for sale	-	1,956
Total Current Assets	70,482	70,378

LONG-TERM INVESTMENTS	4,253	9,304

PROPERTY AND EQUIPMENT – NET	13,736	14,011

OTHER ASSETS	2,218	2,515

TOTAL ASSETS	$90,689	$96,208

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,329	$3,333
Income tax payable	180	2,245
Accrued expenses and other current liabilities	4,102	4,896
Total Current Liabilities	8,611	10,474

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	281	272
Deferred income tax liabilities	930	2,206
Other liabilities	83	139
Total Other Long-Term Liabilities	1,294	2,617

Total Liabilities	9,905	13,091

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 and 1,660,786,600 shares as of December 31, 2016 and 2015, respectively Outstanding –1,279,124,900 and 1,278,661,400 shares as of December 31, 2016 and 2015, respectively	33	33
Additional paid-in capital	142,738	141,886
Accumulated deficits	(41,372)	(38,386)
Accumulated other comprehensive income	4,415	4,824
Treasury stock – 389,911,700 and 382,125,200 shares as of December 31, 2016 and 2015, respectively	(25,030)	(25,240)
Total Shareholders’ Equity	80,784	83,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$90,689	$96,208

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:ir@o2micro.com